UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MWI Veterinary Supply, Inc.

(Name of Subject Company)

MWI Veterinary Supply, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

55402X 10 5

(CUSIP Number of Class of Securities)

James F. Cleary, Jr.

President and Chief Executive Officer

3041 W. Pasadena Dr.

Boise, Idaho 83705

(208) 955-8930

With copies to:

Stephen M. Leitzell Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”).  The Schedule 14D-9 relates to the tender offer by Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on January 26, 2015, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of MWI (the “Shares”) at a purchase price of $190.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs and tables immediately prior to the section beginning with the heading “Certain Company Forecasts—Additional Information Concerning the Forecasts”:

Reconciliation of EBITDA and EBIT to Net Income

The Forecasts include projections of the Company’s EBITDA and EBIT.  EBITDA, as defined by the Company, is earnings before interest, taxes, depreciation and amortization, excluding other income/net.  EBIT, as defined by the Company, is earnings before interest and taxes, excluding other income/net.  EBITDA and EBIT are not financial measurements prepared in accordance with GAAP.

Neither EBITDA nor EBIT should be considered as a substitute for net income, operating income or any performance measures derived in accordance with GAAP.  Because EBITDA and EBIT each exclude some, but not all, items that affect net income and may vary among companies, EBITDA and EBIT presented by the Company may not be comparable to similarly titled measures of other companies.  A reconciliation of the differences between EBITDA and EBIT and net income, a financial measurement prepared in accordance with GAAP, is set forth below.

The reconciliation of non-GAAP to GAAP is as follows ($ in thousands):

Base Case Scenario

	2015	2016	2017	2018	2019
EBITDA	$143,994	$161,892	$182,134	$204,468	$229,263
Depreciation and Amortization	$(15,129)	$(16,062)	$(16,965)	$(17,909)	$(18,943)
EBIT	$128,865	$145,830	$165,169	$186,559	$210,320
Net Interest Expense	$(926)	$—	$—	$—	$—
Other Income, net	$991	$981	$981	$981	$981
Income Before Taxes	$128,930	$146,811	$166,150	$187,540	$211,301
Income Taxes	$(49,312)	$(56,963)	$(64,466)	$(72,766)	$(81,985)
Net Income	$79,618	$89,849	$101,684	$114,775	$129,316

Acquisition Case Scenario

	2015	2016	2017	2018	2019
EBITDA	$143,994	$211,357	$241,102	$282,184	$319,778
Depreciation and Amortization	$(15,129)	$(34,062)	$(35,205)	$(37,743)	$(39,057)
EBIT	$128,865	$177,295	$205,897	$244,441	$280,721
Net Interest Expense	$(926)	$(16,374)	$(13,683)	$(10,781)	$(7,166)
Other Income, net	$991	$981	$981	$981	$981
Income Before Taxes	$128,930	$161,902	$193,195	$234,641	$274,536
Income Taxes	$(49,312)	$(62,818)	$(74,960)	$(91,041)	$(106,520)
Net Income	$79,618	$99,084	$118,235	$143,600	$168,016

1

The fifth paragraph below the heading “Certain Company Forecasts—Additional Information Concerning the Forecasts” in Item 4 of the Schedule 14D-9 is hereby amended and restated with the following paragraphs:

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain.  Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.  Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, failure to achieve vendor growth goals resulting in the loss of incentives offered by vendors, vendor consolidation, vendors electing to sell products directly instead of through distributors, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and described under the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.”  The Forecasts also reflect assumptions as to certain business decisions that are subject to change.  The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of future results.

The key assumptions underlying the Base Case forecast are:

•                        Organic revenue increasing at a compound annual growth rate of 8.1% during the forecast period;

•                        Maintaining the Company’s current gross margins in each of the companion and production animal markets;

•                        The ability to obtain and maintain agreements with key vendors on attractive terms, including with respect to rebates and other incentives;

•                        The ability to control the growth of selling, general and administrative expenses at a rate that is less than growth in revenues;

•                        Stable global economic conditions at normalized growth rates;

•                        The ability to obtain and maintain relationships with key customers; and

•                        The ability to effectively integrate previous acquisitions.

2

The key assumptions underlying the Acquisition Case forecast are:

•                        The Company’s consummation and successful integration of acquisitions during the projected time period that generate aggregate annual revenue of approximately $1.4 billion by the end of the forecast period;

•                        Organic revenue increasing at a compound annual growth rate of 8.1% during the forecast period;

•                        Maintaining the Company’s current gross margins in each of the companion and production animal markets;

•                        The ability to obtain and maintain agreements with key vendors on attractive terms, including with respect to rebates and other incentives;

•                        The ability to control the growth of selling, general and administrative expenses at a rate that is less than growth in revenues;

•                        Stable global economic conditions at normalized growth rates;

•                        The ability to obtain and maintain relationships with key customers;

•                        The ability to effectively integrate previous and future acquisitions; and

•                        Continued access to capital on favorable terms to fund acquisitions.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MWI VETERINARY SUPPLY, INC.

Dated: January 30, 2015	By:	/s/ Mary Patricia B. Thomson
	Name:	Mary Patricia B. Thomson
	Title:	Senior Vice President of Finance and Administration and Chief Executive Officer

4